FAP USA, L.P.

Statement of Financial Condition

As at November 30, 2016

Assets	Note	US$'000
Cash and cash equivalents		5,778
Accounts receivable - Trade receivables	3	168
Accrued income	4, 8	8,452
Prepaid fees and other assets		12
Security deposit		276
Property and equipment, net	10	56
Total Assets		**14,742**
Liabilities and Partners' Equity:		
Accounts payable – Trade payables		53
Due to affiliate	5	200
Accrued expenses	6	6,667
Deferred rent		106
Total liabilities		**7,026**
Partners' equity	9	7,716
Total Liabilities and Partners' Equity		**14,742**

See accompanying notes to these financial statements.